Allied Corp.

1405 St. Paul St., Suite 201

Kelowna, BC, Canada V1Y 9N2

By EDGAR

October 14, 2021

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	Offering Circular on Form 1-A (File No. 024-115500)
Application for Withdrawal

To Whom It May Concern:

Pursuant to Rule 259(a) of the Securities Act of 1933, as amended (the “Securities Act”), Allied Corp. (the “Company”) hereby withdraws the above-referenced Offering Circular (together with all exhibits and amendments thereto) effective as of the date hereof. The Offering Circular was originally filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2021 and amended on August 23, 2021 and has not yet qualified by the Commission. The Company is withdrawing the Offering Statement as it has decided not to proceed with the transaction covered by the Offering Statement and intends to complete an alternative filing, and hereby confirms that no securities registered under the Offering Circular have been sold.

It is our understanding that this application for withdrawal of the Offering Circular will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact M. Richard Cutler at (713) 888-0040 or rcutler@cutlerlaw.com.

Very truly yours,

ALLIED CORP.

By:	/s/ Calum Hughes
Calum Hughes,
Chief Executive Officer